

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2016

Mail Stop 4561

James Mengdong Tan
Chief Executive Officer
Moxian, Inc.
Block A, 9/F, Union Plaza
5022 Binjiang Avenue, Futian District
Shenzhen City, Guangdong Province, China

  Re: Moxian, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2015
    File No. 000-55017
    Filed December 22, 2015

Dear Mr. Tan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Matthew Crispino

          Matthew Crispino
          Attorney Advisor
          Office of Information
          Technologies and Services